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09059682

SECURITIE: W

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MAR 02 2009

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SEC FILE NUMBER
8- 67549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Financial Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23072 Lake Forest Center Drive, Suite ~~104~~ 102 ROF

(No. and Street)

Lake Forest (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ferraro (949) 707-1091

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fleischmann, Holmes, Bozanic & Vuong, LLP

(Name – *if individual, state last, first, middle name*)

11022 Winners Circle (Address) Ste 200 Los Alamitos, (City) CA (State) 90720 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JN

OATH OR AFFIRMATION

I, ~~Robert Ferraro~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Financial Investment Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP / Secretary

Title

(see attached notarization)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ ~~See Attached Document (Notary to cross out lines 1–6 below)~~
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

~~1 ____________~~
~~2 ____________~~
~~3 ____________~~
~~4 ____________~~
~~5 ____________~~
~~6 ____________~~

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of FEBRUARY (Month), 20 09 (Year), by

(1) ROBERT D. FERRARO (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

~~(2) ____________ (Name of Signer),~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature] (Signature of Notary Public)

DAVID JON LEE
Commission # 1616140
Notary Public - California
Orange County
My Comm. Expires Nov 23, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
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Teachers Financial Investment Corporation

Report on Audit of Financial Statements

December 31, 2008

Teachers Financial Investment Corporation
December 31, 2008

CONTENTS

	Page
Financial Statements	
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Computation of Net Capital	7
Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 & Information for Possession for Control Requirements Under Rule 15c3-3	8
Supplemental Report on Internal Accounting Control	9
Supplemental Report on Internal Accounting Control (Cont.)	10

FLEISCHMANN
HOLMES
BOZANIC
VUONG
CERTIFIED PUBLIC ACCOUNTANTS

11022 Winners Circle, Suite 200, Los Alamitos, CA 90720
562.598.8685 • 562.598.6365 fax
info@fhbv.com • www.fhbv.com

Independent Auditors' Report

To the Stockholders
Teachers Financial Investment Corporation

We have audited the accompanying statement of financial condition of Teachers Financial Investment Corporation as of December 31, 2008 and the related statements of income (loss) and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teachers Financial Investment Corporation as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages through is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Fleischmann Holmes Bozanic & Vuong LLP

Fleischmann, Holmes, Bozanic, & Vuong, LLP
Certified Public Accountants

Teachers Financial Investment Corporation

Statement of Financial Condition

December 31, 2008

	2008
Assets	
Current Assets	
Cash	$ 9,114
Total Current Assets	9,114
Total Assets	$ 9,114
Liabilities and Stockholders' Equity	
Current Liabilities	
Accounts payable and accrued liabilities	$ 83
Total Current Liabilities	83
Equity	
Capital stock, authorized 10,000,000 issued and outstanding 1,105,000 shares, no par value	22,222
Retained earnings (deficit)	(13,191)
Total Equity	9,031
Total Liabilities and Equity	$ 9,114

See independent accountants' audit report and accompanying note to financial statements.

Teachers Financial Investment Corporation

Statement of Income (Loss)

For the Year Ended December 31, 2008

	2008	%
Revenue		
Commission income	$ 16,544	*100.00*
Total revenue	16,544	*100.00*
Cost of goods sold		
Gross profit	16,544	*100.00*
Operating expenses		
Advertising and promotion	22	*0.13*
Insurance	762	*4.61*
Interest and bank charges	121	*0.73*
Marketing	238	*1.44*
Memberships and licenses	1,987	*12.01*
Office expenses	1,004	*6.07*
Other operating expenses	16	*0.10*
Professional fees	11,000	*66.49*
Salaries and wages	13,741	*83.06*
Travel and entertainment expenses	78	*0.47*
Total operating expenses	28,969	*175.11*
Income from operations	(12,425)	*(75.11)*
Non operating income and expenses		
Interest income	116	*0.70*
Total non operating income and expenses	116	*0.70*
Income (loss) before income taxes	(12,309)	*(74.41)*
Income taxes		
Net income (loss)	$ (12,309)	*(74.41)*

See independent accountants' audit report and accompanying note to financial statements.

Teachers Financial Investment Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2008

		2008
Retained earnings (deficit), December 31, 2007	$	(882)
Capital stock, December 31, 2007		10,222
Stockholders' equity, December 31, 2007		9,340
Additional paid in capital		12,000
Net income (loss)		(12,309)
Stockholders' equity, December 31, 2008	$	9,031

See independent accountants' audit report and accompanying note to financial statements.

Teachers Financial Investment Corporation

Statement of Cash Flows

For the Year Ended December 31, 2008

	2008
Cash from operating activities:	
Net income (loss) for the period	$ (12,309)
Increase (decrease) in receivables	2,332
Increase (decrease) in accounts payable and accrued expenses	(2,683)
Total cash from operating activities	(12,660)
Cash flows from investing activities:	
Cash flows from financing activities:	
Proceeds from issuance of common stock	12,000
Net cash used by financing activities	12,000
Other activities:	
Net cash increase (decreases) in cash and cash equivalents	(660)
Cash and cash equivalents at beginning of period	9,774
Cash and cash equivalents at end of period	$ 9,114

See independent accountants' audit report and accompanying note to financial statements.

Teachers Financial Investment Corporation

Notes to the Financial Statements

For the Year Ended December 31, 2008

NOTE 1 - ORGANIZATION

Description of Business

Teachers Financial Investment Corporation (the "Company") was incorporated on August 2, 2006. The Company's business is based on assisting the teaching community with its 403(b) TSA and other investment needs. They were registered as a broker-dealer under the Securities Exchange Act of 1934 on August 3, 2007. The company commenced securities transactions in October, 2007. The company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Cash Equivalents

The Company records investments that are highly liquid, readily convertable to cash and mature within three months from the date of purchase as cash equivalents..

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008 the Company's net capital is $9,031.00 which is $4,031.00 in excess of the minimum amount required. The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts under the rule.

Teachers Financial Investment Corporation

Computation of Net Capital

For the Year Ended December 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$	9,031
Less: Non Allowable Assets		-
Net Capital		9,031
Net Minimum Capital Requirement of 6.66% of Aggragate Indebtedness or $5,000, Whichever is Greater		(5,000)
Excess Net Capital	$	4,031

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION
(INCLUDED IN PART II OF FORM X-17a-5)
AS OF DECEMBER 31, 2008

Net Capital, as Reported in Company's Part II of Form X-17a-5 as of December 31, 2008	$	9,031
Net Capital Per Above Computation	$	9,031

Teachers Financial Investment Corporation

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

For the Year Ended December 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

An Exception from Rule 15c3-3 is claimed, based upon Section (k) (2) (i). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2008

An exception based from Rule 15c3-3 is claimed, based upon Section (k) (2) (i).

Teachers Financial Investment Corporation

Supplemental Report on Internal Accounting Control

For the Year Ended December 31, 2008

Board of Directors
Teachers Financial Investment Corporation
Lake Forest, California

We have audited the financial statements of Teachers Financial Investment Corporation for the period ended December 31, 2008 and have issued our report thereon dated February 25, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Teachers Financial Investment Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal control of Teachers Financial Investment Corporation taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the period then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be use for any other purpose.

Fleischmann, Holmes, Bozanic & Vuong, LLP

Fleischmann, Holmes, Bozanic & Vuong, LLP
February 25, 2009